

Alexco Reminds Shareholders of Voting Cut-Off for Upcoming Shareholder Meeting

May 28, 2021 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the **"Company")** would like to remind its shareholders that they have until 1:30 pm (Vancouver Time) on Tuesday June 8, 2021, to vote their shares for the upcoming Annual General Meeting (the "Meeting") of shareholders to be held on Thursday June 10, 2021, at 1:30 pm (Vancouver Time).

Shareholders are urged to carefully read the information circular in connection with the Meeting. A copy of the information circular and all other meeting materials is available on SEDAR at www.sedar.com and on the Alexco website at https://www.alexcoresource.com/investors/annual-general-meeting/

Alexco's Board of Directors and Management recommend that Shareholders **VOTE FOR** all proposed resolutions.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

PLEASE VOTE TODAY

How to Vote

Shareholders of record as of April 26, 2021, have several ways to vote their shares including online and via telephone.

THE VOTING DEADLINE IS 1:30 PM (VANCOUVER TIME) ON TUESDAY JUNE 8, 2021

	Beneficial Shareholder *Shares held with a broker, bank or other intermediary*	**Registered Shareholders** *Shares held in own name and represented by a physical certificate*
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail	Return the voting instruction form in the enclosed envelope	Return the form of proxy in the enclosed postage paid envelope

Shareholder Questions

If you have any questions or require assistance with voting your shares, please contact Alexco toll-free at 1-844-392-3035 or by email at info@alexcoresource.com

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and started concentrate production and shipments in Q1 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Paul Jones, Sr. VP Corporate Development
Phone: (604) 889-6077
Email: info@alexcoresource.com
Please visit the Alexco website at www.alexcoresource.com

Cautionary Note Regarding Forward-looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future mine operations and production levels as well as the success of exploration and development activities. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.